

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 6, 2016

Via E-Mail
Francis P. Grillo
Chief Executive Officer
MRI Interventions, Inc.
5 Musick
Irvine, California 92618

> **Re: MRI Interventions, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 30, 2016**
> **File No. 333-213896**

Dear Mr. Grillo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laurie Abbott at (202) 551-8071 with any questions.

Sincerely,

/s/ Laurie Abbott for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Richard F. Mattern, Esq.
Bass, Berry & Sims PLC